EXHIBIT 99.1



                              FOR IMMEDIATE RELEASE


Contacts:
Investors:  (U.S.)           Investors:  (Europe)           Media:
Jack Howarth                 Emer Reynolds                  Anita Kawatra
Ph:  212-407-5740            Ph:  353-1-709-4000            Ph:  212-407-5755
     800-252-3526                 00800 28352600            Sunny Uberoi
                                                            Ph:  212-994-8206


            ELAN update on filing of 2002 Annual report on Form 20-f

Dublin, Ireland, July 16, 2003 -- Elan Corporation, plc (NYSE: ELN) ("Elan") today announced that it did not file with the Securities and Exchange Commission ("SEC") Elan's Annual Report on Form 20-F for fiscal 2002 within the 15-day extension period provided under its previously filed Form 12b-25. As announced on June 26, 2003, Elan has been in discussions with the Office of Chief Accountant and the Division of Corporation Finance of the SEC. The SEC has questioned Elan's historic accounting treatment, under U.S. Generally Accepted Accounting Principles, for Elan's qualifying special purpose entity, Elan Pharmaceutical Investments III, Ltd. ("EPIL III"), and for a related transaction. Elan is currently evaluating the issues raised by the SEC and is devoting significant time and resources to completing and filing its 2002 Form 20-F as expeditiously as practicable. Elan cannot, however, provide any assurances as to the timing of the completion of its evaluation or the timing of the filing of its 2002 Form 20-F.

Elan is focused on the discovery, development, manufacturing, sale and marketing of novel therapeutic products in neurology, pain management and autoimmune diseases. Elan shares trade on the New York, London and Dublin Stock Exchanges.

This document contains forward-looking statements about Elan's financial condition, results of operations and business prospects that involve substantial risks and uncertainties. You can identify these statements by the fact that they use words such as "anticipate", "estimate", "project", "envisage", "intend", "plan", "believe" and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or events. Among the factors that could cause actual results to differ materially from those described herein are the following: the outcome of Elan's current discussions with the Office of Chief Accountant and the


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Elan Update on Filing of 2002 Annual Report on Form 20-F
Page 2


Division of Corporation Finance of the SEC and the impact those discussions might have on Elan's financial statements previously filed with the SEC and on Elan's previously announced financial results, including a restatement of those financial statements; the ability of Elan to complete its audited consolidate financial statements and to file with the SEC its 2002 Annual Report on Form 20-F and the impact that any further delay may have on certain of Elan's indebtedness; the ability of Elan to obtain from the holders of certain of its indebtedness waivers relating to any covenant defaults that may result from Elan's inability to timely complete its audited consolidated financial statements and to timely file with the SEC its 2002 Form 20-F and the actions that those holders might take in response to that inability; and the outcome of the ongoing SEC investigation and shareholder litigation and the impact that Elan's current discussions with the SEC might have on the litigation. A further list and description of these risks, uncertainties and other matters can be found in Elan's Annual Report on Form 20-F for the fiscal year ended December 31, 2001, and in its Reports of Foreign Issuer on Form 6-K. Elan assumes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.